                                                                      EXHIBIT 21

                         SUBSIDIARIES OF THE REGISTRANT

         The following is a list of subsidiaries of the Registrant:

              Registrant and Parent:
                Rowan Companies, Inc.

              Wholly-Owned Subsidiaries of Registrant:
                Era Aviation, Inc., a Washington corporation
                Rowan International, Inc., a Panamanian corporation Rowandrill, Inc., a Texas corporation
                Rowan Drilling Company, Inc., a Texas corporation
                Atlantic Maritime Services, Inc., a Texas corporation LeTourneau, Inc., a Texas corporation

         Note: Certain subsidiaries have been omitted from this listing because such subsidiaries, when considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.